SKYPEOPLE FRUIT JUICE, INC.
16F, National Development Bank Tower
Gaoxin 2nd Road
Xi’an, PRC 710075

February 3, 2009

BY EDGAR and FACSIMILE to 202-772-9368

Norman Gholson, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	SkyPeople Fruit Juice, Inc. Registration Statement on Form S-1, Registration No. 333-149896 (the “Registration Statement”)

Dear Mr. Gholson:

On behalf of SkyPeople Fruit Juice, Inc. (the “Company”), I hereby request that the above-captioned Registration Statement be ordered effective at 4:00 p.m. on Thursday, February 5, 2009, or as soon as practicable thereafter.

On behalf of the Company I represent as follows:

(a)
the Company understands that should the SEC or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

(b)
the Company understands that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)
the Company will not assert the action of the SEC in declaring the Registration Statement effective as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Spring Liu

Spring Liu
Chief Financial Officer